Exhibit 99.5

DIGITAL REALTY TRUST, INC. AND SUBSIDIARIES
 UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On October 29, 2019, Digital Realty Trust, Inc. (“Digital Realty” or “DLR”) and its indirect subsidiary, Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.), a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the Laws of the Netherlands (“Buyer”), entered into a purchase agreement (the “purchase agreement”) with InterXion Holding N.V., a Dutch public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“InterXion” or “INXN”), pursuant to which Buyer will commence an exchange offer (the “offer”) to purchase all of the outstanding ordinary shares, nominal value €0.10 per share, of INXN (the “INXN shares”) in exchange for 0.7067 shares of common stock of DLR per INXN share (the “offer consideration”). We refer to the acquisition of the INXN shares and related transactions contemplated by the purchase agreement as the “InterXion combination.”

The completion of the InterXion combination is subject to certain customary closing conditions, including, among others, a number of INXN shares having been validly tendered and not properly withdrawn that would allow Buyer to acquire at least 80% of the outstanding INXN shares on a fully-diluted and as-converted basis at the closing of the offer (provided DLR and Buyer may reduce the minimum condition to 66 2/3%), approval of the issuance of shares of DLR common stock in connection with the InterXion combination by the affirmative vote of a majority of all votes cast on such proposal at a special meeting of Digital Realty’s stockholders, the approval of InterXion’s shareholders as required under Dutch law, the absence of certain legal impediments to the consummation of the InterXion combination, the effectiveness of a registration statement on Form S-4 filed by Digital Realty in connection with the InterXion combination, approval for listing on the New York Stock Exchange of the shares of DLR common stock to be issued in connection with the InterXion combination, the absence of a material adverse effect on either Digital Realty or InterXion and compliance by the parties to the purchase agreement with their respective obligations under the purchase agreement. The obligations of the parties to consummate the InterXion combination are not subject to any financing condition or the receipt of any financing by Digital Realty or its subsidiaries. As of the date of the Current Report on Form 8-K to which these unaudited pro forma condensed combined financial statements are an exhibit, the InterXion combination is expected to be completed in 2020.

Pursuant to the terms and conditions in the purchase agreement, at the settlement of the offer, Buyer will purchase each INXN share validly tendered and not properly withdrawn in exchange for the offer consideration, with cash paid in lieu of any fractional shares, without interest. In addition, (i) each outstanding INXN restricted share held by a non-employee director of INXN shall be converted into the right to receive the offer consideration, (ii) each outstanding INXN restricted share that is held by a person other than a non-employee director of INXN shall be assumed by DLR and converted into 0.7067 restricted stock units covering shares of DLR common stock (“DLR RSUs”), (iii) each outstanding award of performance stock granted by INXN will be deemed to have satisfied the performance condition applicable thereto at the level specified in the purchase agreement and will be assumed by DLR and converted into 0.7067 DLR RSUs per INXN share, (iv) each outstanding INXN stock option (whether or not then vested or exercisable) shall be converted into the right to receive the offer consideration with respect to a number of INXN shares based on a formula contemplated by the purchase agreement based on the exchange ratio of 0.7067 and (v) each outstanding award of INXN shares granted under INXN’s "YourShare" equity incentive plan that is subject to a holding period will be converted into a number of shares of DLR common stock equal to the product of (a) the number of shares underlying such INXN’s equity incentive plan award immediately prior to the closing multiplied by (b) the exchange ratio of 0.7067. Following the offer, DLR and INXN will effectuate a corporate reorganization of INXN and its subsidiaries, pursuant to which, depending on the percentage of INXN shares that were tendered in the offer, holders of INXN shares that did not tender their shares will either receive DLR common stock and cash in lieu of fractional shares at the exchange ratio of 0.7067 or will receive cash in an amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals.

The InterXion combination is equal to a total value of approximately €6.0 billion or approximately $6.6 billion for InterXion’s entire issued and to be issued capital based on the share price of $119.84 per share of DLR common stock on November 21, 2019 and based on an exchange rate of $1.0899 to €1.00, the average exchange rate on September 30, 2019. Based on these assumptions, 54.9 million new shares of DLR common stock will be issued in the InterXion combination on the closing date.

These unaudited pro forma condensed combined financial statements, which we refer to as the pro forma financial statements, were prepared using the acquisition method of accounting consistent with the requirements of Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 805, Business Combinations, with DLR considered the accounting acquirer of INXN. Under the acquisition method of accounting, the purchase price is allocated to the underlying INXN tangible and intangible assets acquired and liabilities assumed based on their respective fair values with the excess purchase price, if any, allocated to goodwill. The acquisition method of accounting uses the fair value concepts defined in ASC 820, Fair Value Measurement. Fair value is defined in ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants, and as a result, assets may be required to be recorded which are not intended to be used or sold and/or valued at a fair value measurement that does not reflect management’s intended use for those assets. Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

The pro forma adjustments and the purchase price allocation as presented are based on estimates and certain information that is available as of the date of the Current Report on Form 8-K to which these unaudited pro forma condensed combined financial statements are an exhibit. The total consideration for the InterXion combination and the assignment of fair values to INXN’s assets acquired and liabilities assumed have not been finalized, are subject to change, could vary materially from the actual amounts at the time the InterXion combination is completed and may not have identified all adjustments necessary to conform INXN’s accounting policies to DLR’s accounting policies. A final determination of the fair value of INXN’s assets and liabilities, including intangible assets, will be based on the actual net tangible and intangible assets and liabilities of INXN that exist as of the closing date of the InterXion combination and, therefore, cannot be made prior to the completion of the InterXion combination. In addition, the value of the consideration to be paid by DLR upon the consummation of the InterXion combination will be determined based on the closing share price of DLR common stock on the closing date of the InterXion combination. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and additional analyses are performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the pro forma financial statements presented below. DLR estimated the fair value of INXN’s assets and liabilities based on discussions with INXN’s management, preliminary valuation studies, due diligence and information presented in INXN’s public filings. Upon completion of the InterXion combination, final valuations will be performed. Any increases or decreases in the fair value of relevant balance sheet amounts upon completion of the final valuations will result in adjustments to the unaudited pro forma condensed combined balance sheet and/or income statements. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

The aggregate purchase price for financial statement purposes will be based on the actual closing price per share of DLR common stock on the closing date consistent with the requirements of ASC 805, which could differ materially from the assumed price per share of $119.84 (the closing price of DLR’s shares of common stock on the New York Stock Exchange on November 21, 2019) used in the pro forma financial statements. If the actual closing price per share of DLR common stock on the closing date is higher than the assumed amount, the final purchase price will be higher; conversely, if the actual closing price is lower, the final purchase price will be lower.

Assumptions and estimates underlying the unaudited adjustments to the pro forma financial statements are described in the accompanying notes. The historical consolidated financial statements of Digital Realty have been adjusted in the pro forma financial statements to give effect to pro forma events that are: (1) directly attributable to the InterXion combination, (2) factually supportable and (3) expected to have a continuing impact on the operating results of DLR following the InterXion combination. The pro forma condensed combined income statements for the nine months ended September 30, 2019 and the year ended December 31, 2018 combine the historical consolidated income statements of DLR and INXN, giving effect to the InterXion combination as if it had been consummated on January 1, 2018, the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of DLR and INXN as of September 30, 2019, giving effect to the InterXion combination as if it had been consummated on September 30, 2019. This information is presented for illustrative purposes only. It is neither indicative of the consolidated operating results that would have occurred or financial position that would have existed if such InterXion combination had occurred on the dates described above and in accordance with the assumptions described below, nor is it indicative of future operating results or financial position.

The pro forma financial statements, although helpful in illustrating the financial characteristics of DLR following the InterXion combination under one set of assumptions, do not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue, or other factors that may result as a consequence of the

InterXion combination and do not attempt to predict or suggest future results. Specifically, the unaudited pro forma condensed combined income statements exclude projected operating efficiencies and overhead synergies expected to be achieved as a result of the InterXion combination. The pro forma financial statements also exclude the effects of costs associated with any restructuring or integration activities from the InterXion combination as they are currently not known and, to the extent they occur, are expected to be non-recurring and will not have been incurred at the closing date of the InterXion combination. However, such costs could affect DLR following the InterXion combination in the period the costs are incurred or recorded. Additionally, the pro forma financial statements do not reflect the effect of any regulatory actions that may impact the operating results or financial position of DLR following the InterXion combination. Further, the pro forma financial statements do not give effect to any of (i) the sale by Digital Euro Finco, LLC, an indirect wholly owned subsidiary of Digital Realty Trust, L.P., the operating partnership subsidiary of DLR (the “Operating Partnership”), of €500 million aggregate principal amount of 1.125% Guaranteed Notes due 2028, or $548.6 million aggregate principal amount assuming an exchange rate of $1.0971 to €1.00, the average exchange rate on October 9, 2019, (ii) the sale by DLR of 13,800,000 shares of 5.200% Series L Cumulative Redeemable Preferred Stock with a liquidation preference of $25.00 per share for net proceeds of approximately $334.6 million, (iii) the contribution of three Turn-Key Flex® data centers (with an aggregate carrying value of $743.3 million within total assets and $21.0 million within total liabilities as of September 30, 2019) valued at approximately $1.0 billion to a new joint venture with third-party investors in exchange for a 20% interest in the joint venture and approximately $0.8 billion of cash, net of closing costs, (iv) the expected sale in early 2020 of 10 Powered Base Building® properties (which comprise 12 data centers with an aggregate carrying value of $224.2 million within total assets and $2.5 million within total liabilities as of September 30, 2019) to the same third-party investors at a purchase consideration of approximately $557.0 million or (v) the use of proceeds generated from any of the foregoing transactions, including the repayment of borrowings under the Operating Partnership’s global revolving credit facility.

The following Unaudited Pro Forma Condensed Combined Financial Information is based on, and should be read in conjunction with:

•	the accompanying notes to the pro forma financial statements;

•
the historical audited consolidated financial statements of DLR and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the combined Annual Report on Form 10-K of DLR and the Operating Partnership for the fiscal year ended December 31, 2018, as filed with the Securities and Exchange Commission, or the SEC, on February 25, 2019;

•
the historical unaudited condensed consolidated financial statements of DLR and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the combined Quarterly Report on Form 10-Q of DLR and the Operating Partnership for the quarterly period ended September 30, 2019, as filed with the SEC on November 8, 2019;

•
the historical audited consolidated financial statements of INXN and the related notes included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2018, as filed with the SEC on April 30, 2019, which are included in the Current Report on Form 8-K to which these unaudited pro forma condensed combined financial statements are an exhibit; and

•
the historical unaudited condensed consolidated financial statements of INXN and the related notes included in its Report on Form 6-K for the quarterly period ended September 30, 2019, as furnished to the SEC on November 7, 2019, which are included in the Current Report on Form 8-K to which these unaudited pro forma condensed combined financial statements are an exhibit.

DIGITAL REALTY TRUST, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2019
(In thousands)

	Historical
	Digital Realty Trust, Inc.	InterXion (See Note 2(A))	Other Pro Forma Adjustments	Note Reference	Pro Forma Combined Company
ASSETS
Investments in real estate:
Properties:
Land	$790,821	$154,910	$118,676	2(B)(i)	$1,064,407
Acquired ground leases	10,133	—	—		10,133
Buildings and improvements	14,998,062	2,392,192	99,820	2(B)(i)	17,490,074
Tenant improvements	608,064	—	—		608,064
Total investments in properties	16,407,080	2,547,102	218,496		19,172,678
Accumulated depreciation and amortization	(4,298,629)	(868,873)	868,873	2(C)	(4,298,629)
Net investments in properties	12,108,451	1,678,229	1,087,369		14,874,049
Construction in progress	1,647,130	497,927	—		2,145,057
Land held for future development	150,265	—	—		150,265
Net investments in properties	13,905,846	2,176,156	1,087,369		17,169,371
Investment in unconsolidated joint ventures	1,035,861	3,720	—		1,039,581
Net investments in real estate	14,941,707	2,179,876	1,087,369		18,208,952
Operating lease right-of-use assets	634,085	445,964	—		1,080,049
Cash and cash equivalents	7,190	224,334	—		231,524
Accounts and other receivables, net of allowance for doubtful accounts	304,712	197,111	—		501,823
Deferred rent	471,516	15,120	(15,120)	2(C)	471,516
Acquired above-market leases, net	84,315	—	—		84,315
Goodwill	3,338,168	42,397	3,808,272	2(B)(iii)	7,188,837
Acquired in-place lease value, deferred leasing costs and intangibles, net	2,245,017	76,574	1,352,300	2(B)(ii)	3,673,891
Assets held for sale	967,527	—	—		967,527
Other assets	178,528	87,473	—		266,001
Total assets	$23,172,765	$3,268,849	$6,232,821		$32,674,435
LIABILITIES AND EQUITY
Global revolving credit facilities, net	$1,833,512	$—	$—		$1,833,512
Unsecured term loans, net	796,232	—	—		796,232
Unsecured senior notes, net	8,189,138	1,296,378	112,805	2(D)	9,598,321
Secured debt, including premiums, net	105,153	71,140	—		176,293
Operating lease liabilities	699,381	459,524	—		1,158,905
Accounts payable and other accrued liabilities	938,740	357,907	600,000	2(B)(iii)	1,896,647
Acquired below-market leases, net	153,422	—	—		153,422
Security deposits and prepaid rents	203,708	21,403	—		225,111
Obligations associated with assets held for sale	23,534	—	—		23,534
Total liabilities	12,942,820	2,206,352	712,805		15,861,977
Redeemable noncontrolling interests – operating partnership	19,090	—	—		19,090
Commitments and contingencies
Equity:
Stockholders’ Equity:
Preferred Stock	1,099,534	—	—		1,099,534
Common Stock	2,069	—	549	2(E)	2,618
Additional paid-in capital	11,540,980	1,062,497	5,519,467	2(E)	18,122,944
Accumulated dividends in excess of earnings	(3,136,668)	—	—		(3,136,668)
Accumulated other comprehensive loss, net	(68,625)	—	—		(68,625)
Total stockholders’ equity	9,437,290	1,062,497	5,520,016	2(E)	16,019,803
Noncontrolling Interests:

DIGITAL REALTY TRUST, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2019
(In thousands)

Noncontrolling interests in operating partnership	731,216	—	—	731,216
Noncontrolling interests in consolidated joint ventures	42,349	—	—	42,349
Total noncontrolling interests	773,565	—	—	773,565
Total equity	10,210,855	1,062,497	5,520,016	16,793,368
Total liabilities and equity	$23,172,765	$3,268,849	$6,232,821	$32,674,435

DIGITAL REALTY TRUST, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019
(In thousands, except share and per share data)

	Historical
	Digital Realty Trust, Inc.	InterXion (See Note 3(A))	Other Pro Forma Adjustments	Note Reference	Pro Forma Combined Company
Operating Revenues:
Rental and other services	$2,413,888	$527,293	$—		$2,941,181
Fee income and other	7,890	13	—		7,903
Total operating revenues	2,421,778	527,306	—		2,949,084
Operating Expenses:
Rental property operating and maintenance	766,417	203,147	—		969,564
Property taxes and insurance	126,587	3,555	—		130,142
Depreciation and amortization	888,766	123,944	60,056	3(B)	1,072,766
General and administrative	156,427	97,805	—		254,232
Transactions and integration	10,819	1,601	(2,666)	3(C)	9,754
Impairment of investments in real estate	5,351	—	—		5,351
Other	12,129	—	—		12,129
Total operating expenses	1,966,496	430,052	57,390		2,453,938
Operating income	455,282	97,254	(57,390)		495,146
Other Income (Expenses):
Equity in losses of unconsolidated joint ventures	(3,090)	(311)	—		(3,401)
Gain on deconsolidation	67,497	—	—		67,497
Interest and other income, net	55,266	5,726	—		60,992
Interest expense	(272,177)	(49,369)	12,087	3(E)	(309,459)
Tax expense	(13,726)	(16,740)	12,005	3(F)	(18,461)
Loss from early extinguishment of debt	(39,157)	—	—		(39,157)
Net income	249,895	36,560	(33,298)		253,157
Net income attributable to noncontrolling interests	(6,418)	—	—		(6,418)
Net income attributable to Digital Realty Trust, Inc.	243,477	36,560	(33,298)		246,739
Preferred stock dividends	(54,283)	—	—		(54,283)
Issuance costs associated with redeemed preferred stock	(11,760)	—	—		(11,760)
Net income available to common stockholders	$177,434	$36,560	$(33,298)		$180,696
Net income per share available to common stockholders:
Basic	$0.85	$0.50			$0.69
Diluted	$0.85	$0.49			$0.68
Weighted average shares of common stock:
Basic	208,173,995	73,429,000	54,927,513	3(G)	263,101,508
Diluted	209,199,535	74,015,000	54,927,513	3(G)	264,127,048

DIGITAL REALTY TRUST, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2018
(In thousands, except share and per share data)

	Historical
	Digital Realty Trust, Inc.	InterXion (See Note 3(A))	Other Pro Forma Adjustments	Note Reference	Pro Forma Combined Company
Operating Revenues:
Rental and other services	$2,412,076	$663,307	$—		$3,075,383
Tenant reimbursements	624,637	—	—		624,637
Fee income and other	9,765	—	—		9,765
Total operating revenues	3,046,478	663,307	—		3,709,785
Operating Expenses:
Rental property operating and maintenance	957,065	235,533	—		1,192,598
Property taxes and insurance	140,918	5,137	—		146,055
Depreciation and amortization	1,186,896	160,464	94,501	3(B)(D)	1,441,861
General and administrative	163,667	115,073	—		278,740
Transactions and integration	45,327	5,894	(6,492)	3(C)	44,729
Other	2,818	—	—		2,818
Total operating expenses	2,496,691	522,101	88,009		3,106,801
Operating income	549,787	141,206	(88,009)		602,984
Other Income (Expenses):
Equity in earnings of unconsolidated joint ventures	32,979	—	—		32,979
Gain on sale of properties	80,049	—	—		80,049
Interest and other income, net	3,481	4,383	—		7,864
Interest expense	(321,529)	(76,069)	8,730	3(E)	(388,868)
Tax expense	(2,084)	(21,655)	21,009	3(F)	(2,730)
Loss from early extinguishment of debt	(1,568)	(11,073)	—		(12,641)
Net income	341,115	36,792	(58,270)		319,637
Net income attributable to noncontrolling interests	(9,869)	—	—		(9,869)
Net income attributable to Digital Realty Trust, Inc.	331,246	36,792	(58,270)		309,768
Preferred stock dividends	(81,316)	—	—		(81,316)
Net income available to common stockholders	$249,930	$36,792	$(58,270)		$228,452
Net income per share available to common stockholders:
Basic	$1.21	$0.51			$0.88
Diluted	$1.21	$0.51			$0.87
Weighted average shares of common stock:
Basic	206,035,408	71,562,000	54,927,513	3(G)	260,962,921
Diluted	206,673,471	72,056,000	54,927,513	3(G)	261,600,984

DIGITAL REALTY TRUST, INC. AND SUBSIDIARIES
 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Description of the transaction and basis of pro forma presentation

InterXion’s condensed consolidated financial statements were prepared in accordance with international financial reporting standards as issued by the International Accounting Standards Board, or IFRS, which differ in certain material respects from generally accepted accounting principles in the United States, or U.S. GAAP.

The unaudited pro forma condensed combined balance sheet of Digital Realty as of September 30, 2019 was prepared by combining the historical unaudited condensed consolidated balance sheet data as of September 30, 2019 for each of Digital Realty and InterXion, as adjusted to comply with U.S. GAAP, as if the InterXion combination had been consummated on that date. In addition to certain U.S. GAAP adjustments, certain balance sheet reclassifications have also been reflected in order to conform InterXion’s balance sheet to Digital Realty’s balance sheet presentation. Refer to Note 2 for a discussion of these U.S. GAAP and reclassification adjustments.

The unaudited pro forma condensed combined income statement of Digital Realty for each of the nine months ended September 30, 2019 and the year ended December 31, 2018 was prepared by combining the historical unaudited and audited condensed consolidated income statement data for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively, for each of Digital Realty and InterXion, as adjusted to comply with U.S. GAAP, as if the InterXion combination had been consummated on January 1, 2018. In addition to certain U.S. GAAP adjustments, certain income statement reclassifications have also been reflected in order to conform to Digital Realty’s income statement presentation. Refer to Note 3 for a discussion of these U.S. GAAP and reclassification adjustments.

2. Adjustments to unaudited pro forma condensed combined balance sheet

(A)
InterXion classified certain amounts differently than Digital Realty in its condensed consolidated balance sheet. The following schedule summarizes the necessary material adjustments to conform InterXion’s unaudited condensed consolidated balance sheet as of September 30, 2019 to U.S. GAAP and to reclassify certain amounts to conform to Digital Realty’s balance sheet presentation. In addition, InterXion’s unaudited condensed consolidated balance sheet has been translated into U.S. dollars at a rate of $1.0899 to €1.00, the average exchange rate on September 30, 2019 (in thousands):

DIGITAL REALTY TRUST, INC. AND SUBSIDIARIES
 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

As of September 30, 2019	Local Currency - Euro (€)						USD ($)
	IFRS InterXion	Reclassification Adjustments		U.S. GAAP Adjustments		U.S. GAAP InterXion	U.S. GAAP InterXion

ASSETS

Property, plant and equipment	€1,969,757	€(1,969,757)	(i)(a)	€—		€—	$—
Land	—	142,132	(i)(a)	—		142,132	154,910
Buildings and improvements	—	2,167,973	(i)(a)	26,900	(ii)	2,194,873	2,392,192
Construction in progress	—	456,856	(i)(a)	—		456,856	497,927
Accumulated depreciation and amortization	—	(797,204)	(i)(a)	—		(797,204)	(868,873)
Investments in unconsolidated joint ventures	—	3,413	(i)(e)	—		3,413	3,720
Right-of-use assets	436,079	—		(26,900)	(ii)	409,179	445,964
Trade receivables and other current assets	231,278	(50,426)	(i)(b)	—		180,852	197,111
Cash and cash equivalents	205,830	—		—		205,830	224,334
Deferred rent	—	13,873	(i)(b)	—		13,873	15,120
Intangible assets	70,258	—		—		70,258	76,574
Goodwill	38,900	—		—		38,900	42,397
Deferred tax assets	26,913	(26,913)	(i)(c)	—		—	—
Investment in associate	3,413	(3,413)	(i)(e)	—		—	—
Other non-current assets	16,792	(16,792)	(i)(d)	—		—	—
Other assets	—	80,258	(i)(b)(c)(d)	—		80,258	87,473

Total assets	€2,999,220	€—		€—		€2,999,220	$3,268,849

Shareholders’ equity
Share capital	€7,716	—		—		€7,716	$8,410
Share premium	855,116	—		—		855,116	931,990
Foreign currency translation reserve	4,626	—		—		4,626	5,042
Hedging reserve, net of tax	(264)	—		—		(264)	(288)
Accumulated profit	107,664	—		—		107,664	117,343

Total shareholders' equity	974,858	—		—		974,858	1,062,497
Non-current liabilities
Borrowings	1,249,837	(1,249,837)	(i)(f)	—		—	—
Unsecured senior notes, net	—	1,189,447	(i)(f)	—		1,189,447	1,296,378
Secured debt, including premiums, net	—	65,272	(i)(f)	—		65,272	71,140
Accounts payable and other accrued liabilities	—	296,613	(i)(g)	31,772	(ii)	328,385	357,907
Lease liabilities	425,315	28,077	(i)(i)	(31,772)	(ii)	421,620	459,524
Security deposits and prepaid rents	—	19,638	(i)(h)	—		19,638	21,403
Deferred tax liabilities	18,162	(18,162)	(i)(g)	—		—	—
Other non-current liabilities	16,652	(16,652)	(i)(g)	—		—	—
Current liabilities
Trade payables and other current liabilities	272,841	(272,841)	(i)(g)(h)	—		—	—
Lease liabilities	28,077	(28,077)	(i)(i)	—		—	—
Income tax liabilities	8,596	(8,596)	(i)(g)	—		—	—
Borrowings, current portion	4,882	(4,882)	(i)(f)	—		—	—

Total liabilities	2,024,362	—		—		2,024,362	2,206,352

Total liabilities and shareholders’ equity	€2,999,220	€—		€—		€2,999,220	$3,268,849

DIGITAL REALTY TRUST, INC. AND SUBSIDIARIES
 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

The adjustments presented above to INXN’s balance sheet are as follows:

(i)	Reflects certain reclassifications to conform to Digital Realty’s financial statement presentation.

(a)	Property plant and equipment was reclassified as follows to conform to Digital Realty’s balance sheet presentation (in thousands):

Property, plant and equipment	€(1,969,757)
Land	142,132
Buildings and improvements	2,167,973
Construction in progress	456,856
Accumulated depreciation and amortization	(797,204)

(b)
Trade receivables and other current assets of €50.4 million was reclassified to deferred rent of €13.9 million and other assets of €36.5 million, respectively, to conform to Digital Realty’s balance sheet presentation.

(c)	Deferred tax assets of €26.9 million was reclassified to other assets, to conform to Digital Realty’s balance sheet presentation.

(d)	Other non-current assets of €16.8 million was reclassified to other assets, to conform to Digital Realty’s balance sheet presentation.

(e)	Investment in associate of €3.4 million was reclassified to investments in unconsolidated joint ventures to conform to Digital Realty’s balance sheet presentation.

(f)
Borrowings and borrowings, current portion of €1.25 billion and €4.9 million, respectively, were reclassified to unsecured senior notes, net (€1.19 billion) and secured debt, including premiums, net (€65.2 million) to conform to Digital Realty’s balance sheet presentation.

(g)
Trade payables and other current liabilities, deferred tax liabilities, other non-current liabilities and income tax liabilities of €253.2 million, €18.2 million, €16.7 million and €8.6 million, respectively, were reclassified to accounts payable and other accrued liabilities to conform to Digital Realty’s balance sheet presentation.

(h)	Trade payables and other current liabilities of €19.6 million was reclassified to security deposits and prepaid rents to conform to Digital Realty’s balance sheet presentation.

(i)	Lease liabilities, current portion of €28.1 million was reclassified to operating lease liabilities to conform to Digital Realty’s balance sheet presentation.

(ii)
IFRS to U.S. GAAP adjustments reclassify finance leases out of right of use assets and liabilities into buildings and improvements and accounts payable and other accrued liabilities, respectively. The IFRS 16 to ASC 842 adjustment classifies the majority of INXN leases as operating leases under ASC 842. Under ASC 842, leases continue to be subject to a lease classification test. There are two INXN leases that are classified as finance leases as of September 30, 2019 under U.S. GAAP and the balance related to these leases has been reclassified. All other INXN leases under ASC 842 are classified as operating leases.

(B)
The transaction represents a total value of approximately $6.6 billion for all INXN shares based on the closing price per share of DLR's common stock of $119.84 on November 21, 2019 (in thousands, except for shares and share price):

InterXion Combination Consideration

Estimated number of shares of DLR common stock issued	54,927,513
Price of shares of DLR common stock on November 21, 2019 (1)	$119.84
Estimated fair value of DLR common stock issued in InterXion combination	$6,582,513

(1)	Based on the last reported sales price of shares of DLR common stock on the New York Stock Exchange on November 21, 2019.

DIGITAL REALTY TRUST, INC. AND SUBSIDIARIES
 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

If the actual closing price per share of DLR common stock on the closing date is higher than the assumed amount, the final purchase price will be higher; conversely, if the actual closing price is lower, the final purchase price will be lower. The sensitivity table below shows a range of consideration amounts based on hypothetical prices of shares of DLR common stock on the closing date.

(Unaudited, in thousands, except for the estimated share price)	% increase / decrease	Estimated Share Price	Estimated Purchase Consideration
As presented in the pro forma combined results		$119.84	$6,582,513
20% decrease in the estimated share price	(20)%	95.87	5,266,010
10% decrease in the estimated share price	(10)%	107.86	5,924,262
10% increase in the estimated share price	10%	131.82	7,240,764
20% increase in the estimated share price	20%	143.81	7,899,016

Purchase Price Allocation

Under the acquisition method of accounting, the total estimated purchase price is allocated to InterXion’s assets and liabilities based upon their estimated fair value as of the date of completion of the InterXion combination. Based upon the estimated purchase price and the preliminary valuation, the preliminary purchase price allocation, which is subject to change based on DLR’s final analysis, is as follows (dollars in thousands):

DIGITAL REALTY TRUST, INC. AND SUBSIDIARIES
 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

			Weighted Average Estimated Useful Life (in years)
Investment in properties:
Land	$273,586	(i)
Buildings and improvements	2,492,012	(i)	15
Construction in progress	497,927
Investment in unconsolidated joint ventures	3,720
Intangible assets:
Customer relationships	1,273,700	(ii)	21
Trade names	78,600	(ii)	10
Other intangible assets acquired	76,574
Goodwill	3,850,669	(iii)
Cash and cash equivalents	224,334
Accounts and other receivables	197,111
Operating lease right-of-use assets	445,964
Other assets	87,473

Total assets acquired	9,501,670

Unsecured senior notes, net	1,409,183
Secured debt, net	71,140
Accounts payable and other accrued liabilities	357,907
Deferred tax liabilities, net	600,000	(iii)
Lease liabilities	459,524
Security deposits and prepaid rents	21,403

Net assets acquired	$6,582,513

(i)	Represents the following adjustments to investment in properties (in thousands):

	Fair Value	Carrying Amount of InterXion Tangible Assets	Step-up in Value
Fair value adjustment to InterXion's investment in properties:
Land	$273,586	$(154,910)	$118,676
Buildings and improvements	2,492,012	(2,392,192)	99,820
	$2,765,598	$(2,547,102)	$218,496

(ii)	Represents a fair value of $1.4 billion of INXN’s intangible assets, comprised of the following (dollars in thousands):

	Fair Value	Weighted Average Estimated Useful Life (in years)
Customer relationship value	$1,273,700	21
Trade names	78,600	10
Total	$1,352,300

DIGITAL REALTY TRUST, INC. AND SUBSIDIARIES
 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

The fair value of intangible assets is determined primarily using the “income approach,” which is a valuation technique that provides an estimate of the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the valuations include the estimated annual net cash flows for each indefinite lived or definite lived intangible asset (including net revenues, operating expenses, selling and marketing costs and working capital asset/contributory asset charges), the appropriate discount rate that appropriately reflects the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, and competitive trends as well as other factors.

(iii)
A preliminary estimate of approximately $3.9 billion has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and liabilities assumed. It is attributable to planned growth in the existing and new markets and synergies expected to be achieved from the combined operations of DLR and InterXion. The preliminary purchase price allocation for InterXion is subject to revision as more detailed analysis is completed and additional information on the fair values of InterXion’s assets and liabilities becomes available. Any changes in the fair value of the net assets of InterXion will change the amount of the purchase price allocable to goodwill. Additionally, changes in InterXion’s working capital, including the results of operations from September 30, 2019 through the date the InterXion combination is completed, will also change the amount of goodwill recorded. Final purchase accounting adjustments may, therefore, differ materially from the pro forma adjustments presented here.

The following adjustments are made to goodwill (in thousands):

Goodwill from the InterXion combination	$3,250,669
Elimination of InterXion goodwill balance	(42,397)
Deferred tax liability adjustments, net	600,000
Total goodwill adjustments	$3,808,272

(C)	Represents the elimination on InterXion historical balances.

(D)
Represents a fair value adjustment related to InterXion's unsecured debt. Fair value of debt is based on quoted market prices for the identical liability when traded as an asset in an active market. In anticipation of recording the assumed debt at fair value, a $112.8 million pro forma debt premium was recorded to recognize the long-term debt at fair value.

(E)	Represents the following adjustments in stockholders’ equity (in thousands):

Estimated fair value of shares of DLR common stock issued (1)	$549
Estimated additional paid-in capital (1)	6,581,964
Elimination of InterXion’s historical stockholders’ equity	(1,062,497)
Total stockholders’ equity adjustments	$5,520,016

(1)	Based on the last reported sales price of shares of DLR common stock on the New York Stock Exchange on November 21, 2019.

3. Adjustments to unaudited pro forma condensed combined income statements

(A)
InterXion classified certain amounts differently than Digital Realty in its condensed consolidated income statements. The following schedule summarizes the necessary material adjustments to conform InterXion’s unaudited condensed consolidated income statement for the nine months ended September 30, 2019 and audited condensed consolidated income statement for the year ended December 31, 2018 to U.S. GAAP and to reclassify certain amounts to conform to Digital Realty’s basis of presentation. In addition, InterXion’s unaudited condensed consolidated income statement for the nine months ended September 30, 2019 has been translated into U.S. dollars at a rate of $1.12 to €1.00, the average exchange rate for the nine months ended September 30, 2019, and InterXion’s condensed consolidated income statement for the year ended December 31, 2018 has been translated into U.S. dollars at a rate of $1.18 to €1.00, the average exchange rate for the year ended December 31, 2018 (in thousands):

DIGITAL REALTY TRUST, INC. AND SUBSIDIARIES
 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

For the nine months ended September 30, 2019	Local Currency -- Euro (€)						USD ($)
	IFRS					US GAAP	US GAAP
	InterXion	Reclassification Adjustments		Total GAAP Adjustments		InterXion	InterXion
Revenues	€469,400	€(69)	(i)(a)(b)	€—		€469,331	$527,293
Fee income and other	—	12	(i)(b)	—		12	13
	469,400	(57)		—		469,343	527,306
Operating expenses:
Cost of sales	159,261	(159,261)	(i)(a)(c)(d)(e)	—		—	—
Sales and marketing costs	27,288	(27,288)	(i)(f)	—		—	—
General and administrative costs	192,169	(105,115)	(i)(e)(f)(g)(h)	—		87,054	97,805
Rental property operating and maintenance	—	155,723	(i)(c)	25,093	(iv)	180,816	203,147
Property taxes and insurance	—	3,164	(i)(d)	—		3,164	3,555
Depreciation and amortization	—	131,295	(i)(g)	(20,975)	(iv)	110,320	123,944
Transactions and integration	—	1,425	(i)(h)	—		1,425	1,601
Total operating expenses	378,718	(57)		4,118		382,779	430,052
Operating income	90,682	—		(4,118)		86,564	97,254
Finance income	16,131	(16,131)	(i)(i)	—		—	—
Finance expense	(53,173)	53,173	(i)(j)	—		—	—
Share of result of equity-accounted investees, net of tax	(277)	277	(i)(l)	—		—	—
Equity in losses of unconsolidated joint ventures	—	(277)	(i)(l)	—		(277)	(311)
Interest and other income, net	—	16,131	(i)(i)	(11,034)	(iii)	5,097	5,726
Interest expense	—	(53,173)	(i)(j)	9,231	(iv)	(43,942)	(49,369)
Net income before income tax expense	53,363	—		(5,921)		47,442	53,300
Tax expense	—	(14,900)	(i)(m)	—		(14,900)	(16,740)
Income tax expense	(14,900)	14,900	(i)(m)	—		—	—
Net income	€38,463	€—		€(5,921)		€32,542	$36,560

DIGITAL REALTY TRUST, INC. AND SUBSIDIARIES
 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2018	Local Currency -- Euro (€)						USD ($)
	IFRS					US GAAP	US GAAP
	InterXion	Reclassification Adjustments		Total GAAP Adjustments		InterXion	InterXion
Revenues	€561,752	€(174)	(i)(a)	€—		€561,578	$663,307
Operating expenses:
Cost of sales	219,462	(219,462)	(i)(a)(c)(d)(e)	—		—	—
Sales and marketing costs	36,494	(36,494)	(i)(f)	—		—	—
General and administrative costs	194,646	(97,221)	(i)(e)(f)(g)(h)	—		97,425	115,073
Rental property operating and maintenance	—	214,710	(i)(c)	(15,300)	(ii)	199,410	235,533
Property taxes and insurance	—	4,349	(i)(d)	—		4,349	5,137
Depreciation and amortization	—	128,954	(i)(g)	6,900	(ii)	135,854	160,464
Transactions and integration	—	4,990	(i)(h)	—		4,990	5,894
Total operating expenses	450,602	(174)		(8,400)		442,028	522,101
Operating income	111,150	—		8,400		119,550	141,206
Finance income	4,180	(4,180)	(i)(i)	—		—	—
Finance expense	(65,878)	65,878	(i)(j)(k)	—		—	—
Interest and other income, net	—	4,180	(i)(i)	(469)	(iii)	3,711	4,383
Interest expense	—	(56,503)	(i)(j)	(7,900)	(ii)	(64,403)	(76,069)
Loss from early extinguishment of debt	—	(9,375)	(i)(k)	—		(9,375)	(11,073)
Net income before income tax expense	49,452	—		31		49,483	58,447
Tax expense	—	(18,334)	(i)(m)			(18,334)	(21,655)
Income tax expense	(18,334)	18,334	(i)(m)	—		—	—
Net income	€31,118	€—		€31		€31,149	$36,792

The adjustments presented above to INXN’s income statements are as follows:

(i)	Reclassification adjustments to reclassify revenue and operating expenses to conform to Digital Realty’s presentation:

(a)
To reclassify INXN’s bad debt expense from cost of sales of €174 thousand for the year ended December 31, 2018 and €57 thousand for the nine months ended September 30, 2019 to Digital Realty’s rental and other services.

(b)	To reclassify INXN’s revenue of €12 thousand for the nine months ended September 30, 2019 to Digital Realty’s fee income and other.

(c)
To reclassify INXN’s cost of sales of €214.7 million for the year ended December 31, 2018 and €155.7 million for the nine months ended September 30, 2019 to Digital Realty’s rental property operating and maintenance expense.

(d)
To reclassify INXN’s cost of sales of €4.3 million for the year ended December 31, 2018 and €3.2 million for the nine months ended September 30, 2019 to Digital Realty’s property taxes and insurance expense.

(e)
To reclassify INXN’s cost of sales of €0.2 million for the year ended December 31, 2018 and €0.3 million for the nine months ended September 30, 2019 to Digital Realty’s general and administrative expense.

(f)
To reclassify INXN’s sales and marketing costs of €36.5 million for the year ended December 31, 2018 and €27.3 million for the nine months ended September 30, 2019 to Digital Realty’s general and administrative expense.

(g)
To reclassify INXN’s general and administrative costs of €129.0 million for the year ended December 31, 2018 and €131.3 million for the nine months ended September 30, 2019 to Digital Realty’s depreciation and amortization expense.

(h)
To reclassify INXN’s general and administrative costs of €5.0 million for the year ended December 31, 2018 and €1.4 million for the nine months ended September 30, 2019 to Digital Realty’s transactions and integration expense.

(i)
To reclassify INXN’s finance income of €4.1 million for the year ended December 31, 2018 and €16.1 million for the nine months ended September 30, 2019 to Digital Realty’s interest and other income, net.

DIGITAL REALTY TRUST, INC. AND SUBSIDIARIES
 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

(j)	To reclassify INXN’s finance expense of €56.5 million for the year ended December 31, 2018 and €53.2 million for the nine months ended September 30, 2019 to Digital Realty’s interest expense.

(k)	To reclassify INXN’s finance expense of €9.4 million for the year ended December 31, 2018 to Digital Realty’s loss from early extinguishment of debt.

(l)	To reclassify INXN’s share of result of equity-accounted investees, net of tax for the nine months ended September 30, 2019 to Digital Realty’s equity in losses of unconsolidated joint ventures.

(m)	To reclassify presentation of income tax expense to Digital Realty's income statement presentation.

(ii)
IFRS to U.S. GAAP adjustment for the year ended December 31, 2018 reflects a shift in costs between rental property operating and maintenance expense, depreciation and amortization expense and interest expense. In 2018, the in-place U.S. GAAP lessee accounting guidance was under ASC 840. In 2018, the majority of INXN locations were deemed build-to-suit leases, which should be accounted as financing transactions under U.S. GAAP as a result of the involvement of INXN during the construction of such real estate assets and its significant continuing involvement in relation to such real estate assets upon completion of their construction activities. These leases were accounted as operating leases under IFRS. U.S. GAAP authoritative guidance changed to ASC 842 on January 1, 2019.

(iii)
IFRS to U.S. GAAP adjustment related to removal of IFRS mark to market accounting on a convertible loan between INXN and its investment in associate. Under IFRS the instrument has been carried at market value with changes in market value flowing through profit and loss. Under U.S. GAAP the instrument does not require bifurcation and does not need to be marked to market as it is not a marketable equity security.

(iv)
IFRS to U.S. GAAP lessee accounting adjustment for the nine months ended September 30, 2019 reflects a decrease in interest expense and depreciation and amortization expense and an increase in rental property operating and maintenance expense. IFRS 16 and ASC 842 became effective January 1, 2019. The IFRS 16 to ASC 842 adjustment classifies the majority of INXN leases as operating leases under ASC 842.  IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee.

(B)	Represents the following adjustments to depreciation and amortization (in thousands):

	Nine months ended September 30, 2019	Year ended December 31, 2018
Depreciation adjustment in connection with the fair value of investment in properties	$124,602	$166,134
Amortization adjustment in connection with the fair value of intangible assets	51,384	68,512
Elimination of InterXion depreciation and amortization, excluding other intangibles acquired	(115,930)	(151,445)
Total depreciation and amortization adjustments	$60,056	$83,201

(C)
Reflects the elimination of approximately $2.7 million and $6.5 million of non-recurring transaction costs that were incurred and recorded by DLR and INXN during the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively, that are directly related to the InterXion combination. Expenses related to the InterXion combination do not have a continuing impact on the results of operations of DLR following the InterXion combination, and therefore, such transaction expenses are excluded from the unaudited pro forma condensed combined income statements. DLR estimates that the total transaction costs related to the InterXion combination will be approximately $200 million. The actual amount may vary. DLR also expects to incur other financing costs and integration costs associated with the InterXion combination. Given the uncertainty of the amounts involved, such financing costs and integration costs are not reasonably estimatable.

(D)
In 2018, Digital Realty applied U.S. GAAP lease accounting guidance under ASC 840. These adjustments reflect the purchase accounting impact on the building values used to account for the build-to-suit leases discussed in Note 3(A)(ii) pursuant to ASC 840, assuming the purchase event was on January 1, 2018 and that all leases commenced on that date. This adjustment increases depreciation and amortization expense by $11.3 million.

(E)
To recognize accretion of the pro forma debt premium of approximately $12.1 million and $8.7 million for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively, from Digital Realty's assumption of INXN’s existing long-term debt, which was originally issued on June 18, 2018.

DIGITAL REALTY TRUST, INC. AND SUBSIDIARIES
 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

(F)
Reflects the foreign income tax impact of pro forma adjustments, assuming a blended foreign income tax rate of 26.5% for both the nine months ended September 30, 2019 and the year ended December 31, 2018. The effective tax rate of the combined company could be significantly different depending upon post-combination activities and changes to enacted income tax rates in the countries in which INXN operates.

(G)	The calculation of basic and diluted income per share of DLR common stock are as follows:

	Nine months ended September 30, 2019
	(in thousands, except per share data)
	DLR Historical	InterXion Historical	Pro Forma Combined Company
Net income available to common stockholders, basic and diluted	$177,434	$36,560	$180,696
Weighted average shares of common stock outstanding, basic (i)	208,174	73,429	263,102
Weighted average shares of common stock outstanding, diluted (i)	209,199	74,015	264,127
Net income per share available to common stockholders, basic	$0.85	$0.50	$0.69
Net income per share available to common stockholders, diluted	$0.85	$0.49	$0.68

	Year ended December 31, 2018
	(in thousands, except per share data)
	DLR Historical	InterXion Historical	Pro Forma Combined Company
Net income available to common stockholders, basic and diluted	$249,930	$36,792	$228,452
Weighted average shares of common stock outstanding, basic (i)	206,035	71,562	260,963
Weighted average shares of common stock outstanding, diluted (i)	206,673	72,056	261,601
Net income per share available to common stockholders, basic	$1.21	$0.51	$0.88
Net income per share available to common stockholders, diluted	$1.21	$0.51	$0.87

(i)	The pro forma weighted average shares of common stock assume that the shares of DLR common stock issued in the InterXion combination were issued as of January 1, 2018.